Exhibit 21.1
SUBSIDIARIES OF EASTON-BELL SPORTS, INC.

Subsidiaries	Jurisdiction of Incorporation
Riddell Sports Group, Inc.	Delaware
Riddell, Inc.	Illinois
MacMark Corporation	Delaware
Ridmark Corporation	Delaware
All American Sports Corporation	Delaware
Equilink Licensing, LLC	Delaware
All American Sports (Canada) Ltd.	Canada
Bell Sports Corp.	Delaware
Bell Sports, Inc.	California
Bell China Investments, Inc.	Texas
BRG Rubber Products, Limited	Republic of China
Bell Racing Company	Delaware
Bell Sports Canada, Inc. / Bell Sports Du Canada, Inc.	Canada
Easton-Bell Sports (Asia) Limited	Hong Kong
Easton Sports, Inc.	California
Easton Sports Canada, Inc.	Canada
Easton S.A. de C.V.	Mexico
Easton Sports Asia, Inc.	Nevada
CDT Nevada, Inc.	Nevada
4078624 Canada Inc.	Canada
Easton Sports Sweden AB	Sweden